ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

July 3, 2019

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:         Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 13, 2019 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 29, 2019 (the “Registration Statement”) for the purpose of adding Calamos Timpani SMID Growth Fund (the “Fund”) as a new series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment. In the summary prospectus, footnote 2 to the table titled “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)” states, in part, “The Fund’s investment advisor has contractually agreed to limit the Fund’s annual ordinary operating expenses for Class R6 shares (as a percentage of average net assets) to x.xx% less the Fund’s annual sub-transfer agency ratio (the aggregate sub-transfer agency fees of the Fund’s other share classes divided by the aggregate average annual net assets of the Fund’s other share classes).” Please revise this disclosure so that it is more succinct and in plain English.

Response. The disclosure was previously revised to address a similar comment the Staff provided on the registration statement filed pursuant to Rule 485(a) for Calamos Timpani Small Cap Growth Fund, as summarized in our letter to you dated April 2, 2019. Further, the disclosure is consistent with the Expense Limitation Agreement included as Exhibit (h)(39) to the Registrant’s registration statement filed on April 12, 2019. Accordingly, the Registrant respectfully declines to make the requested change.

2.

Comment. In the summary prospectus, the “Principal Investment Strategies” section states, in part, “Foreign securities are securities issued by issuers that are organized under the laws of a foreign country, that have a substantial portion of their operations or assets in a foreign country or countries, or that derive a substantial portion of their revenue or profits from businesses, investments or sales outside of the United States.” Please revise this disclosure to clarify the meaning of “substantial.”

Response. The disclosure is identical to disclosure included in the registration statement for Calamos Timpani Small Cap Growth Fund filed on April 12, 2019. Additionally, the Registrant is unaware of Staff guidance regarding the definition of “substantial.” Accordingly, the Registrant respectfully declines to make the requested change.

3.

Comment. In the summary prospectus, the “Principal Investment Strategies” section states, in part, “Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings) in equity securities of small and mid-capitalization (“SMID”) companies of issuers primarily located in the United States. Equity securities in which the Fund invests as a part of its principal investment strategy consist of common stocks and American Depositary Receipts (“ADRs”).” Please explain how the Fund will invest the remaining 20% of its net assets.

Response. The remaining 20% of the Fund’s net assets will be invested in accordance with the Fund’s strategies, but may include securities or cash where market capitalizations fall outside of the range of the Russell 2500 Growth Index. For example, the 20% “bucket” may be invested in cash or in equity securities of issuers with a market capitalization outside of the range of the Russell 2500 Growth Index at the time of initial purchase.

4.

Comment. In the summary prospectus, the “Principal Investment Strategies” section states, in part, “From time to time, the Fund may have significant investments in certain sectors due to Calamos Advisors’ investment process yielding opportunities for sound growth potential within those sectors.” Please specify the sectors in which the Fund may have significant investments, or else state that the sectors may vary.

Response. The requested change has been made. The Registrant has revised the disclosure, in relevant part, as follows:

“From time to time, the Fund may have significant investments in certain sectors due to Calamos Advisors’ investment process yielding opportunities for sound growth potential within those sectors. The Fund’s sector concentrations may vary.”

5.

Comment. In the prospectus, the “Additional Information About Investment Strategies and Related Risks” section contains multiple principal risk sub-headings, including “What are the principal risks that apply to the Fund?” and “What are the principal risks specific to the Fund?”. Please consider removing duplicative headings or reorganizing this disclosure, as appropriate.

Response. The requested change has been made. The Registrant has consolidated the risk disclosure in the “Additional Information About Investment Strategies and Related Risks” section under a single heading, “Principal Risks of Investing in the Fund.”

6.	Comment. In the statement of additional information, please consider revising fundamental policy (viii) in the “Investment Restrictions” section to note, consistent with

Form N-1A, that the Fund will not concentrate in any particular industry or group of industries.

Response. The requested change has been made. The Registrant has revised the disclosure, in relevant part, as follows:

“(viii) invest in a security if more than 25% of its total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry or group of industries.”

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Erin F. Conklin, Esq., Ropes & Gray LLP

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